Launching Now

MARTIN WONG


CARIBE
MC

El Caribe (1988)

40 × 45 in

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About This Offering

Art History Reimagined


CARIBE

El Caribe (1988) is set in an ornate golden frame salvaged by Martin Wong, who, according to art historical lore, sourced discarded frames from the Metropolitan Museum of Art while working in its gift shop. Wong's inclusion of a rearview mirror echoes the symbolic use of mirrors in Old Master paintings.

$446K
Offering Size

32.3%
Similar Sales Growth ('01-'24)

30.6%
Artist Record Price Growth ('01-'24)

24 Hours
The amount of time it took our last Wong offering to sell out

Martin Wong’s Artist Market

Accelerating Auction Momentum

Wong is having a record-breaking year, setting his #1 and #4 auction prices this past May. All of his top ten sales have occurred in the last six years (‘19-’24)—before 2019, his annual auction totals never exceeded $250K. We believe his market ascent may just be beginning.

Check out his annual price growth below.


$1.2M
$1.0M
$0.8M
$0.6M
$0.4M
$0.2M
0
2010
2012
2014
2016
2018
2020
2022
2024

About Martin Wong

Visionary Artist of Urban Life

Martin Wong (1946–1999) was a visionary NYC painter celebrated for his vivid depictions of urban life, queer identity, and cultural heritage. A prolific artist, he created a deeply personal body of work blending graffiti, poetry, and art historical references.

Despite his immense talent, Wong was largely overlooked during his lifetime, only recently gaining recognition in the art market as an important figure in contemporary art history.



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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Previous offering featuring artwork by Martin Wong not included in set of of similar sales to live Offering (Masterworks 460) which comprise paintings by Martin Wong with the following criteria: Works on canvas created since 1980 that measure between 22 inches by 22 inches and 70 inches by 70 inches, excluding shaped canvas, works with spray paint, Puerto Rican Day Parade (1998) for being stylistically different and Statue of Liberty portraits.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.

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